UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:
Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                 No  ☒

Contact:
Alon Holdings Blue Square-Israel Ltd.
Ortal Klein
Corporate Secretary
Telephone: 972-9-9618504
Fax: 972-9- 9618636
Email: ortal.klein@alon-oil.co.il

ALON HOLDINGS BLUE SQUARE ANNOUNCES SIGNING OF AN AGREEMENT WITH PARTNER COMMUNICATIONS COMPANY FOR LAUNCHING MVNO SERVICES
ROSH HAAYIN, Israel, December 27, 2011 – Alon Holdings Blue Square-Israel Ltd. (NYSE: BSI) (hereinafter: "Alon Holdings") announced today that further to the MOU which was signed on March 23, 2011 between Alon Cellular Ltd. controlled by the Company (“Alon Cellular”) and Partner Communication Company Ltd. (“Partner”), as reported by the Company on 24 March, 2011, and in connection with the Company’s plans to enter the cellular communication market by becoming a Mobile Virtual Network Operator (“MVNO”), Alon Cellular and Partner have entered into an agreement (“the Agreement”), for launching cellular services in an MVNO model, which will enable Alon Cellular to offer cellular services to end users. The launch date of such services shall be coordinated between Alon Cellular and Partner.

Under the Agreement, the payments by Alon Cellular to Partner (except for certain payments of immaterial amounts) shall be in accordance with the actual usage of traffic (i.e, calls, SMS’s, MMS’s and data) by Alon Cellular’s end users, as elaborated in the Agreement.

The term of the Agreement is for 3 years, with an option of Alon Cellular to extend the term by one additional year. In addition, Alon Cellular has the option to terminate the Agreement, at any time, against payment to Partner of an immaterial amount.

Launching the services under the Agreement, and the scope of the services provided, are at the full discretion of Alon Cellular and will depend, among other things, on future market conditions.

*  *  *

Alon Holdings Blue Square– Israel Ltd. (hereinafter: "Alon Holdings") is the leading retail company in the State of Israel and operates in four reporting segments: In its supermarket segment, Alon Holdings, through its 100% subsidiary, Mega Retail Ltd., currently operates 211 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Non-Food" segment, Alon Holdings, through its 100% subsidiary BEE Group Retail Ltd., operates specialist outlets in self operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In the Commercial and Fueling Sites segment, through its 78.38% subsidiary, which is listed on the Tel Aviv stock exchange ("TASE"), Dor Alon Energy in Israel (1988) Ltd is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores.  Dor Alon operates a chain of 193 petrol stations and 195 convenience stores in different formats in Israel. In its Real Estate segment, Alon Holdings, through its TASE traded 78.26% subsidiary Blue Square Real Estate Ltd., owns, leases and develops yield generating commercial properties and projects.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following:  the effect of the recession in Israel on the sales in our stores and on our profitability; our ability to compete effectively against low-priced supermarkets and other competitors; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2010.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

December 27, 2011	By:	/s/ Ortal Klein

Ortal Klein, Adv.
Corporate Secretary